

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

December 4, 2009

John P. Jordan
Vice President, CFO and Treasurer
Baldwin Technology Company, Inc.
2 Trap Falls Road, Suite 402
Shelton, Connecticut 06484

>   **Re: Baldwin Technology Company, Inc.**
>   **Form 10-K for the fiscal year ended June 30, 2009**
>   **Filed September 28, 2009**
>   **File No. 001-09334**

Dear Mr. Jordan:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

>   Sincerely,

>   Brian R. Cascio
>   Accounting Branch Chief